UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-39915

PRIMAVERA CAPITAL ACQUISITION CORPORATION

(Exact name of registrant as specified in its charter)

41/F Gloucester Tower, 15 Queen’s Road Central

Hong Kong 000000

Telephone number: +852 3767 5100

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class A ordinary shares, par value $0.0001 per share

Redeemable warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50

Units, each consisting of one Class A ordinary share and one-half of one redeemable warrant

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 1*.

Explanatory Note:

*

On December 14, 2022 (the “Closing Date”), Primavera Capital Acquisition Corporation, a Cayman Islands exempted company incorporated with limited liability (“PCAC” or the “Company”), consummated the previously announced business combination pursuant to the business combination agreement, dated as of March 23, 2022 (as amended on October 17, 2022, October 20, 2022, October 28, 2022 and December 2, 2022, the “Business Combination Agreement”), by and among (i) the Company, (ii) Lanvin Group Holdings Limited, a Cayman Islands exempted company incorporated with limited liability (“LGHL”), (iii) Lanvin Group Heritage I Limited, a Cayman Islands exempted company incorporated with limited liability and wholly-owned subsidiary of LGHL (“Merger Sub 1”), (iv) Lanvin Group Heritage II Limited, a Cayman Islands exempted company incorporated with limited liability and wholly-owned subsidiary of LGHL (“Merger Sub 2”), and (v) Fosun Fashion Group (Cayman) Limited, a Cayman Islands exempted company incorporated with limited liability (“FFG”). Pursuant to the Business Combination Agreement, (i) PCAC merged with and into Merger Sub 1, with Merger Sub 1 surviving and remaining as a wholly-owned subsidiary of LGHL (the “Initial Merger”), (ii) following the Initial Merger, Merger Sub 2 merged with and into FFG, with FFG being the surviving entity and becoming a wholly-owned subsidiary of LGHL (the “Second Merger”), and (iii) subsequently, Merger Sub 1 as the surviving company of the Initial Merger merged with and into FFG as the surviving company of the Second Merger, with FFG surviving such merger. As a result of, and as of the effective time of, the Initial Merger, the Company’s separate corporate existence ceased.

Pursuant to the requirements of the Securities Exchange Act of 1934, Fosun Fashion Group (Cayman) Limited, as successor by merger to Primavera Capital Acquisition Corporation, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

FOSUN FASHION GROUP (CAYMAN) LIMITED (as successor by merger to Primavera Capital Acquisition Corporation)

Date: December 30, 2022	By:	/s/ Yun Cheng
	Name:	Yun Cheng
	Title:	Director